UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73917 / December 23, 2014

Admin. Proc. File No. 3-15942

In the Matter of

CHINA INTEGRATED ENERGY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Integrated Energy, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to China Integrated Energy, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Integrated Energy, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *China Integrated Energy, Inc.,* Initial Decision Rel. No. 703 (Nov. 3, 2014), 110 SEC Docket 03, 2014 WL 5513849. The stock symbol and Central Index Key number for China Integrated Energy, Inc., are CBEH and 1070045.

INITIAL DECISION RELEASE NO. 703
ADMINISTRATIVE PROCEEDING
File No. 3-15942

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CEPHEUS ACQUISITION CORP., CHINA ALUMINUM FOIL, INC., CHINA INTEGRATED ENERGY, INC., ENGCHOW EDUCATION CORPORATION, AND PIXTEL GROUP LTD.	INITIAL DECISION AS TO CHINA INTEGRATED ENERGY, INC. November 3, 2014

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Eugene R. Licker for Respondent China Integrated Energy, Inc.

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent China Integrated Energy, Inc.[1]

INTRODUCTION

On June 24, 2014, the Commission initiated this proceeding with an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that China Integrated has a class of securities registered with the Commission pursuant to Exchange Act Section 12(b) and has failed to file timely periodic reports with the Commission, in

[1] This matter originally concerned five respondents: China Integrated Energy, Inc., Cepheus Acquisition Corp., China Aluminum Foil, Inc., Engchow Education Corporation, and Pixtel Group Ltd. I disposed of the matter as to the latter four respondents in an Initial Decision issued on August 14, 2014. *See Cepheus Acquisition Corp., et al.*, Initial Decision Release No. 657, 2014 SEC LEXIS 2937.

violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder.[2] Specifically, the OIP alleges that China Integrated has "not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2011." OIP at 2.

PROCEDURAL HISTORY

China Integrated filed its Answer to the OIP on July 16, 2014. In its Answer, China Integrated admitted that it has yet to submit its periodic reports for the years ended December 31, 2012, and December 31, 2013.[3] Answer at 7, 9. It also stated that it must re-audit its report for the year ended December 31, 2009, and that its report for 2011 was untimely filed on January 14, 2014.[4] *Id*. at 7. China Integrated further stated that while its current auditor performs the re-audit for the year 2009, it intends to hire a separate auditor to prepare the reports for the years 2012 and 2013. *Id*. at 7, 8. It hopes to "become current" by October 31, 2014. *Id*. at 8.

On July 29, 2014, I held a telephonic prehearing conference that was attended by counsel for the Division and by Eugene Licker, counsel for China Integrated. During that hearing, Mr. Licker stated that China Integrated had "undertaken to" "redo" its filing for 2009. Prehearing Conference Transcript (Tr.) 5. He also explained that China Integrated had "undertaken to . . . employ" a second "set[] of auditors so as to save time and" complete the 2012 and 2013 reports "as well." *Id*. at 5-6. He then asked that I "adjourn" this matter until October 31, 2014, to allow time for China Integrated to become current. *Id*. at 6.

Inasmuch as the Initial Decision in this matter is due in early November, I declined to adjourn the matter. Tr. 7-9. Instead, I set a schedule for the filing of cross-motions for summary disposition and informed the parties that I would wait until after October 31, 2014, to issue this decision. *Id*. at 9-11. I also told Mr. Licker that he could notify my office and counsel for the Division if China Integrated became current by the October 31, 2014, date it anticipated. *Id*. at 11.

The Division moved for summary disposition on August 29, 2014.[5] China Integrated filed an opposition on October 2, 2014. China Integrated did not file a cross-motion for summary

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[2] As discussed, *infra*, China Integrated had been an Exchange Act Section 12(b) reporting company, but after being delisted by NASDAQ, it ceased to be an Exchange Act Section 12(b) reporting company and became an Exchange Act Section 12(g) reporting company. *See* 15 U.S.C. §§ 78*l*(b), (d), (g).

[3] In support of a representation in its Answer that it had already taken steps to remedy its delinquency prior to this proceeding, China Integrated included an April 25, 2014, letter from counsel to the Commission's Division of Corporation Finance in response to a delinquency letter received by the company.

[4] In its answer, China Integrated stated that its filing on January 14, 2014, "included financial statements for the years ended December 31, 2010 and 2011." Answer at 7.

[5] In support of its motion, the Division included the Declaration of Neil J. Welch (Welch Declaration), which included the following exhibits: a printout from Westlaw showing the corporate status of China Integrated with the Delaware Secretary of State (Div. Ex. 1); the delinquency letter

disposition. The Division filed a reply brief in support of its motion for summary disposition on October 14, 2014.[6]

FINDINGS OF FACT

China Integrated is a Delaware corporation located in China with a class of securities registered with the Commission pursuant to Exchange Act Section 12(b). Answer at 1, 9. China Integrated is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2011. China Integrated filed its Form 10-K for that period on January 14, 2014. Answer at 7. As shown on EDGAR, China Integrated never filed a Form 12b-25, as required by 17 C.F.R 240.12b-25, "disclos[ing] . . . its inability to file the [omitted] report[s] timely and the reasons therefore."[7]

Review of China Integrated's public filings shows that 2011 was a turbulent year for the company. In late March 2011, China Integrated disclosed that its board of directors' audit committee intended to launch an investigation concerning "allegations made about the Company in the March 16, 2011, Upton Sinclair report." China Integrated 2011 Form 8-K (Mar. 29, 2011). It also stated that "in response to a report issued by Alfred Little about the Company, the Company issued a press release, denying the allegations made by Alfred Little and announcing that the Audit Committee will launch the Investigation."[8] *Id.* A month later, it disclosed the resignations of a board member who was the chair of its audit committee and of the audit committee's law firm. China Integrated 2011 Form 8-K (Apr. 28, 2011).

In early May 2011, China Integrated revealed that its auditor, KPMG, had resigned due to what KPMG reported as an "inconsistency between management's representation to KPMG that it will fully cooperate with the special investigation requested and authorized by the Audit Committee

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sent by the Division of Corporation Finance to China Integrated (Div. Ex. 2); a printout from the Commission's EDGAR database showing all filings for China Integrated as of August 29, 2014 (Div. Ex. 3); and a copy of the transcript in the Prehearing Conference held in his proceeding (Div. Ex. 4).

[6] In support of its reply motion, the Division included a Supplemental Declaration of Neil J. Welch (Welch Supplemental Declaration), which includes an October 13, 2014, letter from China Integrated's counsel (Div. Ex. 5).

[7] Under the authority in Rule of Practice 323, I take official notice of the EDGAR filings cited in this Initial Decision. *See* 17 C.F.R. § 201.323 (permitting the taking of official notice of "any matter in the public official records of the Commission").

[8] In its opposition to the Division's motion for summary disposition, China Integrated refers to Sinclair Upton, rather than Upton Sinclair. Opposition at 2. Counsel asserts that Sinclair Upton, a purported analyst, is actually a short seller whose allegations were false. *Id.* at 2, 13. Counsel suggests that Alfred Little is actually a man named Jon Carnes, who has a history of making false allegations. *Id.* at 2. China Integrated relates these claims through its counsel rather than a supporting affidavit. Statements of counsel in a pleading, however, are not evidence. *Wood ex rel. United States v. Am. Inst. in Taiwan*, 286 F.3d 526, 534 (D.C. Cir. 2002).

and the manner of management's conduct during the investigation." China Integrated 2011 Form 8-K (May 2, 2011). China Integrated also revealed that KPMG had reported that its audit reports for the year ended December 31, 2010, "should no longer be relied upon." *Id.*

In a separate disclosure, China Integrated revealed that its chief financial officer resigned in late April 2011. It also revealed the resignation of another board member who was a member of the audit committee. China Integrated 2011 Form 8-K (May 4, 2011). This resignation was prompted by what the board member viewed as inconsistencies among management's statements to the board. *Id.*

Later in May 2011, China Integrated reported that NASDAQ intended to delist it. China Integrated 2011 Form 8-K (May 19, 2011). NASDAQ reported China Integrated's delisting in November 2011. NASDAQ 25-NSE (Nov. 10, 2011).

In late June 2011, China Integrated reported that although its auditor for the fiscal year 2009, Sherb & Co., had not withdrawn its previous audit for 2009, because Sherb "must perform certain procedures that include obtaining certain representations from the successor auditor," China Integrated was obligated to report its 2009 financial statements as unaudited. China Integrated 2011 Form 8-K (June 30, 2011). As a result of KPMG's resignation, China Integrated also had to report its 2010 financial statements as unaudited. *Id.*

In July 2011, China Integrated announced that it had engaged Sherb to replace KPMG as its independent principal accountant. China Integrated 2011 Form 8-K (July 21, 2011). Sherb had been China Integrated's independent principal accountant for the fiscal years ending December 31, 2007, 2008, and 2009, and the subsequent interim period ending December 16, 2010. *Id.* KPMG had been China Integrated's accountant between December 16, 2010, and July 21, 2011.[9] *Id.*

In 2012, China Integrated submitted only two Forms 8-K to the Commission and no periodic reports. China Integrated submitted five filings in 2013, including a proxy statement, revised proxy statement, and three Forms 8-K, but no periodic reports.

On August 11, 2014, Mr. Licker sent Division counsel an e-mail in which Mr. Licker stated that China Integrated had engaged HHC as its second auditor to prepare the delinquent 2012 and 2013 reports. Welch Declaration at 1.[10] The next day, Huan-Chao Huang, sole proprietor of HHC, informed Division counsel that Mr. Huang had yet to agree to the engagement because he had "not yet finished . . . his required acceptance procedures." *Id*. at 1-2.

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[9] Sherb is now part of RBSM LLC (RBSM), an auditing firm that entered into a business combination with Sherb subsequent to the engagement of Sherb by China Integrated. Answer at 7. RBSM was China Integrated's primary auditor until it resigned on October 9, 2014, discussed *infra*. Div. Ex. 5.

[10] China Integrated does not dispute the facts contained in the Welch Declaration or offer a competing declaration.

Mr. Huang sent Division counsel an e-mail on August 26, 2014, stating that he was awaiting China Integrated's authorization to speak to its current auditor. Welch Declaration at 2. Mr. Huang represented that China Integrated was withholding that authorization until the current auditor had completed the Form 10-K filing for *2010*.[11] *Id*.

In its opposition to the Division's motion for summary disposition, China Integrated candidly admitted that as of October 2, 2014, HHC had not *begun* its audit. Opposition at 11. It therefore concedes that it remains delinquent in its filings. *Id*. at 12. On October 13, 2014, China Integrated filed a letter, reporting that its other auditor, RBSM, which had been working on re-reviewing China Integrated's quarterly reports, had suddenly resigned on October 9, 2014. China Integrated admitted that it would be not become current by October 31, 2014.

According to EDGAR, on September 3, 2014, China Integrated filed an amended Form 10-K for the period ended December 31, 2010. China Integrated 2010 Form 10-K (Sept. 3, 2014). That report states as of June 30, 2010, the last sale price of its common stock was $8.30 and the aggregate market value of its shares was $98,701,492. *Id.* The late Form 10-K it submitted in January 2014, for the year ended December 31, 2011, stated that as of June 30, 2011, the sale price of its shares had dropped to $0.80 and the aggregate market value of its shares had dropped to $18,052,747. China Integrated 2011 Form 10-K (Jan. 14, 2014).

CONCLUSIONS OF LAW

Motions for summary disposition are governed by Rule of Practice 250. *See* 17 C.F.R. § 201.250. An administrative law judge "may grant [a] motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law." 17 C.F.R. § 201.250(b). The Commission has held that "summary disposition is appropriate in proceedings . . . brought pursuant to Exchange Act Section 12(j), where the issuer has not disputed the facts that constitute the violation." *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 SEC LEXIS 2024, at *34 (June 29, 2012). China Integrated concedes the operative fact of its failure to "file[] any periodic reports since it filed a Form 10-K for the period ended December 31, 2011." OIP at 2; Opposition at 10. Summary disposition is thus appropriate.

As to the merits, the issuer of a security registered with the Commission under Exchange Act Section 12 must file annual and quarterly reports with the Commission. Exchange Act § 13(a), 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, 240.13a-13(a). This requirement serves to "'protect[] . . . investors and . . . insure fair dealing' in the company's securities." *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *34 (Nov. 4, 2013) (quoting 15 U.S.C. § 78m(a)). "Compliance with [reporting] requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange

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[11] In its answer to the OIP and during the prehearing conference, China Integrated stated that it would amend its Form 10-K for *2009*. Answer at 7, 8; Tr. 5. To date, it has not filed an amended Form 10-K for 2009.

Act Section 13(a) and Rules 13a-1 and 13a-13. *See America's Sports Voice*, 2007 SEC LEXIS at *9 n.12. There is no dispute that the China Integrated failed to file timely periodic reports. As a result, it failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

SANCTIONS

The Commission may, "as it deems necessary or appropriate for the protection of investors," revoke or suspend for up to twelve months the registration of a security if it finds that the issuer of the security has failed to comply with *any* provision of the Exchange Act or rules thereunder. Exchange Act § 12(j), 15 U.S.C. § 78*l*(j). Inasmuch as the periodic filing requirements are contained in a provision of the Exchange Act and rules thereunder, *see* Exchange Act § 13(a), 15 U.S.C. § 78m(a), 17 C.F.R. §§ 240.13a-1, 240.13a-13(a), failure to comply with those requirements subjects a registrant's registration to suspension or revocation.

In proceedings under Section 12(j) involving violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect" of the violations "on the investing public, including both current and prospective investors, . . . on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings*, Inc., Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). In determining the appropriate sanction, the Commission "consider[s]," a number of factors, including "the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id*. at 19-20. This list of factors "is non-exclusive and no single factor is dispositive." *China-Biotics*, *Inc*., 2013 SEC LEXIS at *44.

In determining an appropriate sanction, it bears remembering that the periodic reporting requirements exist "to supply the investing public with current, accurate financial information about an issuer so that investors may make informed decisions." *Am. Stellar Energy*, *Inc*., Exchange Act Release No. 64897, 2011 SEC LEXIS 2455, at *22 (July 18, 2011). Indeed, these reports are among "the primary sources of information available to guide the decisions of the investing public." *United States v. Arthur Young & Co*., 465 U.S. 805, 810 (1984).

Taking the *Gateway* factors in turn, China Integrated's delinquencies are serious, particularly because they have denied investors information during what has plainly been a turbulent time for the company. Its Form 10-K for 2011, which was filed nearly three years late in January 2014, disclosed a significant decline in share value as compared to the previous year. During the period covered by that report, a number of negative events occurred. China Integrated's failure to file required reports has thus left investors to guess as to its financial condition and has denied investors "current, accurate financial information" that would allow them to "make informed decisions." *Am. Stellar Energy*, *Inc*., 2011 SEC LEXIS 2455, at *22. This is especially troubling given the fact that its former auditor, KPMG, resigned after complaining that company management was not cooperating in its audit. China Integrated 2011 Form 8-K (May 2, 2011). Its failure to file the reports at issue after KPMG's resignation could not have instilled current or prospective investors with confidence that China Integrated would supply financial information necessary to make informed investment decisions. *Cf. Citizens Capital*, 2012 SEC LEXIS 2024, at *41 ("This lack of information is especially troubling because it occurred during a period when the Company admittedly engaged in various and significant changes in its business. The missing reports, presumably, would have significantly aided the public's evaluation of these changes.").

China Integrated's delinquencies are not isolated but rather are recurrent. Although the OIP focuses on the periodic reports for 2012 and 2013, I cannot ignore the fact that China Integrated filed its 2011 Form 10-K nearly three years late. The fact that it has still not filed any periodic reports for 2012 or 2013, after its delayed filing of its 2011 Form 10-K, reflects its status as a serial violator of the reporting requirements.[12]

China Integrated's failure to file its reports reflects a high degree of culpability. Despite knowing of the requirement to file periodic reports for each year in question, it failed to do so. Additionally, it filed no Forms 12b-25 seeking extensions and "disclos[ing] . . . its inability to" timely file the omitted reports "and the reasons" for that inability. *See* 17 C.F.R. § 240.12b-25(a). This latter omission reflects a casual nonchalance toward its filing obligations.

With respect to China Integrated's efforts to remedy its past violations and ensure future compliance, its failure to meet its modest goals of filing its Forms 10-K respectively thirty and eighteen months late speaks for itself. Needless to say, its failures to file its 2012 and 2013 Forms 10-K, or any Forms 10-Q since November 2011, render incredible any claim that China Integrated will not engage in future violations. *See Am. Stellar Energy*, 2011 SEC LEXIS 2455, at *19-21. "[R]epeated unfulfilled promises to file its periodic reports" weighs heavily against China Integrated. *See Impax Labs*, 2008 SEC LEXIS 1197, at *32 (May 23, 2008).

China Integrated says that revoking its registration will harm its current shareholders. Opposition at 14-16. This is a frequently-heard refrain, *see Impax Labs*, 2008 SEC LEXIS 1197, at

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[12] China Integrated disputes whether its violations are likely to recur, asserting that there is no factual record on this issue. Opposition at 13. To the contrary, inasmuch as China Integrated was nearly three years late in filing its 2011 Form 10-K and still has not filed its delinquent 2012 and 2013 reports, there is ample evidence that future violations will likely recur. Counsel's bare assertion, unsupported by any objective evidence, that China Integrated is diligently working to remedy its delinquencies is both insufficient to overcome the weight of evidence of its violations and refuted by that evidence. *See Montford and Co.*, Exchange Act Release No. 3829, 2014 SEC LEXIS 1529, at *81 (May 2, 2014) ("assurances of future compliance must be judged in light of the pattern of dishonesty and noncompliance evident throughout the record"). Furthermore, China Integrated has since admitted that one of its auditors unexpectedly resigned, casting its ability to become current further in doubt.

More generally, China Integrated repeatedly argues that there is a genuine issue of fact as to each of the *Gateway* factors such that summary disposition is inappropriate. Opposition at 11-16. This argument misapprehends the relevant inquiry. If there is no dispute as to a material fact, summary disposition is appropriate. 17 C.F.R. § 201.250(b). In this context, *the* material fact is that China Integrated has not filed its 2012 and 2013 periodic reports. *See Citizens Capital Corp.*, 2012 SEC LEXIS 2024, at *35. China Integrated's dispute about how the *Gateway* factors should be weighed in light of the undisputed material fact is not a dispute about a material fact.

*37, *America's Sports Voice*, 2007 SEC LEXIS 1241, at *14-15, that amounts to the shedding of crocodile tears. China Integrated, not the Commission, is responsible for the harm to current investors occasioned by the revocation of China Integrated's registration. As noted, those current investors have been harmed "by the continuing lack of current, reliable, and audited financial information" about China Integrated "because they cannot make an informed investment decision." *Impax Labs*, 2008 SEC LEXIS 1197, at *37; *see America's Sports Voice*, 2007 SEC LEXIS 1241, at *15. Furthermore, the Commission has cautioned that "[t]he extent of any harm that may result to existing shareholders [from revocation] cannot be the determining factor in" deciding whether to revoke a registrant's registration." *China-Biotics*, *Inc.*, 2013 SEC LEXIS 3451, at *14. Indeed, "[r]evocation is a prospective remedy and" can be "imposed based on . . . concern about protecting future investors in [a] Company." *Citizens Capital Corp.*, 2012 SEC LEXIS 2024, at *36.

For the reasons described above, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of China Integrated.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Integrated Energy, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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James E. Grimes
Administrative Law Judge